

Eric J. Gervais, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re: Tortoise MLP Corp. (the "Fund")
        File Numbers 811-22409 & 333-166278

Dear Mr. Gervais:

On April 23, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made for the purpose of registering an offering of common shares. Our comments regarding the filing are set forth below.

General

1.   We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

2.   Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board's leadership structure, risk oversight, and the skills and qualifications of board members. *See* Investment Company Act Release No. 29092 (December 16, 2009).

3.   At an appropriate location in the filing provide the disclosure that may be appropriate under the Commission's recent interpretive release regarding climate change, including regulatory or physical impacts of global warming on companies. *See,* Securities Act of 1933 Release No. 9106 (December 16, 2009).

4.   With respect to the discussion captioned "Risk Factors," consider whether the disclosure should be revised in light of the recent West Virginia coal mine tragedy and/or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.

5.   Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.

6. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

7. Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- reformat the disclosures appearing in all capital letters on the prospectus cover. Please use a different means to make the disclosure prominent (e.g., bold),
- define the word affiliate as used repeatedly in the following disclosure: "We seek to provide our stockholders with an efficient vehicle to invest in a portfolio consisting primarily of master limited partnerships ("MLPs") and their <u>affiliates</u> in the energy infrastructure sector", (Emphasis added.) The disclosure that discusses this term, sub-captioned "Equity Securities of MLP Affiliates," suggest that: "limited liability entities that own general partner interests of MLPs," constitute one class of affiliates, but that disclosure goes on, as follows, to suggests that other entities may be included: "General partner interests of MLPs are typically retained by an MLP's original sponsors, such as its founders, corporate partners, entities that sell assets to the MLP and investors such as the entities from which we may purchase general partner interests,"
- delete the duplicate discussion sub-captioned "Capital Markets Risk" under the caption "Risk Factors," and
- supply the missing information from the following disclosure appearing under the caption "Distributions": "It is expected that we will declare and pay a distribution to holders of common stock no later than the fiscal quarter ended and each fiscal quarter thereafter."

8. The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

9. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus Cover

10. Revise the following disclosure consistent with the following: "Under normal circumstances, we will invest at least ~~80% of our total assets (including any assets obtained through leverage)~~ <u>80% of net assets plus borrowings for investment</u> in equity securities of MLPs in the energy infrastructure sector."

Prospectus

11.   Disclosure sub-captioned "Prospectus Summary – The Company" states: "Our investment objective is to provide a high level of total return with an emphasis on current cash distributions paid to stockholders." Later disclosure indicates that the Fund expects that a portion of distributions to holders of its common shares will constitute a tax-free return of capital. Explain how returns of capital distributions relate to the above statement of the Fund's objective, if at all. For example, explain how return of capital constitutes capital gain or income; if such distributions are expected to be low, disclose that view on the cover; and if such distributions are expected to be high, explain why that would not be inconsistent with an objective of seeking high total return.

12.   Revise the discussion sub-captioned "Substantial Asset Ownership Realignment" to discuss the more recent history of energy infrastructure MLPs. In this connection, indicate whether MLPs' have grown in the energy sector?

13.   Revise the discussion sub-captioned "Comparison with Directly Owning MLPs" so as to mention the adverse impacts of corporate level taxation and distributions of return of capital.

14.   Reconcile the disclosure, to wit: "Under current federal income tax law, these rules limit the amount that regulated investment companies may invest directly in the securities of certain MLPs to 25% of the value of their total assets," appearing under the sub-caption "Federal Income Tax Status of Company," with disclosure indicating that the Fund is limited to investing no more 10% in any issuer.

The penultimate sentence in that paragraph discloses that: "unlike regulated investment companies, we are not effectively required by the Internal Revenue Code to distribute substantially all of our income and capital gains." In this connection, clarify the Fund's intent to distribute 95% of its DCF.

15.   Revise the following disclosure appearing under the sub-caption "Stockholder Tax Features" so as to indicate, based on historical performance, the percentage of distributions that will constitute a return of capital: "Based on the historical performance of MLPs, we expect that a portion of distributions to holders of our common shares will constitute a tax-free return of capital."

16.   Disclosure appearing under the sub-caption "Prospectus Summary - Leverage" states: "As used in the bullets above, the term "total assets" includes assets obtained through leverage for the purpose of each nonfundamental investment policy." The lead-in clause to this discussion states that: "We have adopted the following nonfundamental investment policies." (Emphasis added.) The presence of the highlighted clause suggests the referenced policy applies to more than just the bullets listed therein. Clarify the other nonfundamental policies to which the underlined clause also applies.

17.   Revise the fee table consistent with the following:

- first, in light of the Fund's ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See,* Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point,
- add a line item regarding taxes, consistent with the disclosure in other Tortoise taxable funds,
- second, explain to the staff the basis or assumptions underlying the disclosure in Footnote 5 indicating that taxes are not accounted for in computing Managed Assets,"
- revise the last sentence of Footnote 7 so as to indicate that shareholder bear indirectly not only other expenses but all of the Fund's expenses,
- third, delete the table in Footnote 8, and
- fourth, explain to the staff whether the discussion that follows the table in Footnote 8 constitutes part of that footnote, or a new footnote. Further, to the extent the bulk of the discussion relates to other expenses, move the discussion to Footnote 7 or explain why this discussion should not be added to that note.

18.   Disclosure captioned "Use of Proceeds" indicates that the Fund expects to fully invest the net proceeds of this offering within three to six months of the closing but that: "a <u>delay</u> in the anticipated use of proceeds could lower returns and reduce the amount of cash available to make distributions." (Emphasis added.) Explain the meaning of the underlined term. For example, does it cover only the three to six months period, or might the period of delay extend beyond that time frame. If the latter, it may be necessary to obtain shareholder consent to deviate from the Fund's objective and principal strategies. In this connection, see Guide 1 to Form N-2.

19.   Revise the discussion captioned "Investment Objective and Principal Investment Strategies" by adding a discussion of the configuration of the energy sector into upstream, midstream, and downstream industry segments as appears in the prospectus of affiliated funds. If the Fund focuses on one such segment, indicate that fact. The last sentence of the paragraph sub-captioned "Investment Objective" states that: "Similar to the tax characterization of cash distributions made by MLPs to the MLPs' unit holders, <u>a portion</u> of our distributions to stockholders are expected to be treated as return of capital." (Emphasis added.) Confirm that the underlined clause aptly reflects the Fund's expectations regarding the proportion of Fund distributions expected to constitute a return of capital.

20.   If the Fund will invest in foreign and/or emerging market securities, add appropriate strategy and risk disclosure.

21.   Disclosure in the third paragraph of the discussion sub-captioned "Investment Objective and Principal Investment Strategies - Investment Policies" states that: Under normal circumstances, we will invest at least 80% of our total assets (including any assets obtained through leverage) in equity securities of MLPs in the energy infrastructure sector. For purposes of this 80% policy, <u>we consider investments in MLPs to include investments in MLPs and their affiliates</u>. (Emphasis added.) In view of the requirements

of §35(d) and Rule 35d-1 thereunder, explain the basis for the view taken in the underlined clause. Add disclosure that clarifies the type of securities that constitutes the remaining 20%.

Add a definition of the term MQD, appearing in the table under the sub-caption "Investment Securities," to the SAI.

Later disclosure under "Investment Securities" discusses "<u>Other</u> Non-MLP Equity Securities." (Emphasis added.) If accurate, clarify that the underlined term distinguishes the equity investments discussed under the sub-caption from the securities of limited liability entities that own general partner interests of MLPs, discussed in the immediately preceding sub-captioned discussion, "Equity Securities of MLP Affiliates."

22.   Disclosure in the third paragraph of the discussion sub-captioned "Investment Objective and Principal Investment Strategies - Investment Policies" states that: "Unless otherwise stated, these investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations." As appropriate, add disclosure pointing out that §18(a) does require certain actions by the Fund if its asset coverage falls below certain levels.

23.   Disclosure sub-captioned "Risk Factors – Valuations Risk" states that: "The sale price of securities that are not readily marketable may be lower or higher than our most recent determination of their fair value." Disclosure captioned "Determination of Net Asset Value" indicates that: "For equity and equity-related securities that are freely tradable and listed on a securities exchange or over the counter market, fair value is determined using the last sale price on that exchange or over-the-counter market on the measurement date." Similarly, other disclosure under this caption states: "Short-term securities . . . with remaining maturities of 60 days or less, for which reliable market quotations are readily available are valued on an amortized cost basis at current market quotations as provided by an independent pricing service or principal market maker." Throughout the above referenced discussions fair value is equated with and referred to as a market based valuation methodology, or, in the latter case amortized cost is treated the same as market. Revise this discussion consistent with §2(a)(41) and Rule 2a-(4) under the 1940 Act.

24.   Disclosure sub-captioned "Risk Factors – Anti-Takeover Provisions" contains a cross reference, to wit: "See "Certain Provisions in Our Charter and Bylaws." If this is materially important, it needs to be discussed in the summary.

25.   The discussion sub-captioned "Compensation and Expenses" discloses that: "Managed Assets" means our total assets . . . minus the sum of accrued liabilities other than (1) net deferred tax liabilities, (2) debt entered into for <u>purposes of leverage</u>, and (3) the aggregate liquidation preference of any outstanding preferred stock. Our Adviser does not charge an advisory fee based on <u>net deferred tax assets</u>." (Emphasis added.) With respect to the first underlined clause, who determines the "purpose" of any leverage, i.e., what if the Fund borrows to pay expenses? Who makes the determination?

How does this comply with §15 of the statute? With respect to the second underlined clause, what is a "deferred tax asset?"

26.   In light of the following disclosure, explain why deferred tax liabilities are included in "Managed Assets." Further, explain the board's rationale for doing so: "When we have a high level of deferred tax liabilities at the time the Adviser's fee is calculated, the Adviser's fee is higher than it would be if we had a lower level of deferred tax liabilities."

27.   The second paragraph under this sub-caption lists the expenses "we" bear in discussing the division of expenses as between the Fund and the adviser. Clarify the discussion to indicate that shareholders effectively bear these expenses. The introductory disclosure in the principal sentence begins by indicating that the expenses include, but are not limited to, the following. Why is this not a comprehensive list in the §15 contract?

28.   Revise the third paragraph of the discussion captioned "Closed-end Company Structure" regarding conversion of the Fund to an open-end format so as to discuss the matter in a more balanced fashion. In this connection, note that transactions in open-end fund shares do not reflect a discount to net asset value. Delete the indicated word in the following sentence: "In contrast to a closed-end management investment company, shareholders of an open-end mutual fund ~~may~~ require a fund to redeem its shares of common stock at any time . . . at their NAV. (Emphasis added.) Explain why the conversion is so difficult and disclose the Fund's liquidity policy.

29.   Disclosure sub-captioned "Description of Securities - Common Stock – Voting Rights" discusses the election of directors and notes that the Fund's By-laws provide for election on the basis of a plurality. Explain why in your view this approach is consistent with §16 of the statute.

30.   Disclosure captioned "Certain Provisions In Our Charter And Bylaws - Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws" states that: "Our Charter also provides that certain Charter amendments <u>and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution</u> requires the approval of stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter." (Emphasis added.) Explain to the staff how this approval of stockholders is consistent with the vote required by §§13(a)(1) and 2(a)(42).

Statement of Additional Information

31.   Disclosure captioned "Investment Limitations – Nonfundamental Investment Policies" states that: "We interpret our policies with respect to borrowing and lending to permit such activities as may be lawful, <u>to the full extent permitted</u> by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC." (Emphasis added.) May the Fund make loans to individuals? If so, disclose why it

would do so, for e.g., income, the applicable parameters or standards under which it would do so and any attendant risks.

32.   Disclosure under the caption "Investment Objective and Principal Investment Strategies – Master Limited Partnerships" states that: "MLPs tend to pay relatively higher distributions than other types of companies and we intend to use these MLP distributions in an effort to meet our investment objective." Explain and contrast the concepts of return of capital, gain and income.

33.   A later sub-caption discusses the rights and risks related to delayed-delivery transactions. Confirm, if accurate, that this is a type of leverage. Explain how these transactions are treated under the advisory agreement.

34.   Revise the discussion captioned "Management of the Company" so as to appropriately designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Instruction 2, to Item 18 of Form N-2.

35.   The last paragraph of the discussion sub-captioned "Indemnification of Directors and Officers" states that: "In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met." Reconcile this provision with the requirements of Investment Company Act Release No. 11330 (September 2, 1980).

36.   With respect to disclosure in the third bullet under the caption "Net Asset Value" confirm that the clause "and other fixed income securities" includes such securities of any credit quality. Further, with respect to the final clause of that bullet, to wit: "for which reliable market quotations are readily available are valued on an amortized cost basis at current market quotations as provided by an independent pricing service or principal market maker," confirm that this result obtains because the board has determined that this represents fair value.

37.   Disclosure at the end of the SAI lists the Fund as having an independent registered accountant and an internal accountant. Explain to the staff whether bookkeeping services are among the services provided by the internal accountant. If services in addition to bookkeeping services are provided by the internal accountant, please explain to the staff the nature of such services.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, June 14, 2010